UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 52776 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E.S. Financial Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1395 Brickell Avenue, 4th Floor
(No. and Street)

| Miami | Florida | 33131 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Javier Rivero 305-347-8471
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLC
(Name – *if individual, state last, first, middle name*)

| 1450 Brickell Avenue, 18th Floor | Miami | Florida | 33131 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

7/8/15

## OATH OR AFFIRMATION

I, Javier Rivero, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E.S. Financial Services, Inc., as of December 31st, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEANNE L FRIEND
MY COMMISSION # EE 158149
EXPIRES: May 9, 2016
Bonded Thru Notary Public Underwriters

Signature

President

Title

Notary Public

State of Florida
County of Miami-Dade

The foregoing instrument was acknowledged before me this 9th day of April 2015, by Javier Rivero, who is personally known to me.

Jeanne L. Friend
Notary

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# E.S. FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of Espirito Santo Bank)

Statement of Financial Condition

December 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

**E.S. FINANCIAL SERVICES, INC.**

**(A Wholly Owned Subsidiary of Espirito Santo Bank)**

**Table of Contents**

[redacted]

**E.S. FINANCIAL SERVICES, INC.**
(A Wholly Owned Subsidiary of Espirito Santo Bank)

Statements of Financial Condition

December 31, 2014 and 2013

| | | 2014 | 2013 |
|---|---|---|---|
| **Assets** | | | |
| Cash and cash equivalents | $ | 3,407,135 | 5,041,271 |
| Due from broker – failed to deliver | | — | 1,774,617 |
| Securities owned (segregated under federal and other regulations), at fair value | | 5,999,255 | 5,998,380 |
| Income tax receivable from Espirito Santo Bank | | 8,010 | 133,972 |
| Deposit with clearing broker | | 100,000 | 100,000 |
| Receivable from "broker dealer and clearing organization" | | 137,013 | — |
| Property and equipment, net | | 156,356 | 406,890 |
| Other assets | | 148,104 | 467,196 |
| Total assets | $ | 9,955,873 | 13,922,326 |
| **Liabilities and Stockholder's Equity** | | | |
| Accounts payable for Legal Services | $ | 281,101 | 272,751 |
| Due to broker – failed to receive | | — | 2,174,264 |
| Accrued expenses and other liabilities | | 354,703 | 278,791 |
| Deferred tax liability, net | | — | 41,743 |
| Total liabilities | | 635,804 | 2,767,549 |
| Subordinated debt | | 2,000,000 | 2,000,000 |
| Commitments and contingencies (notes 8, 9 and 13) | | | |
| Stockholder's Equity: | | | |
| Common stock, $ 1.00 par value. Authorized, 10,000 shares; issued and outstanding, 10,000 shares | | 10,000 | 10,000 |
| Additional paid in capital | | 1,990,000 | 1,990,000 |
| Retained earnings | | 5,320,069 | 7,154,777 |
| Total stockholder's equity | | 7,320,069 | 9,154,777 |
| Total liabilities and stockholder's equity | $ | 9,955,873 | 13,922,326 |

See accompanying notes to financial statements.

**E.S. FINANCIAL SERVICES, INC.**
(A Wholly Owned Subsidiary of Espirito Santo Bank)
Notes to the Financial Statement
December 31, 2014

## (1) Organization

E.S. Financial Services, Inc. (the "Company" or "ESFS") is a wholly owned subsidiary of Espirito Santo Bank (the "Bank"). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

The Company provides its customers with wealth management services.

In October 2014, the Company converted most of its book of business and began clearing customer transactions on a fully disclosed basis with Pershing LLC. In accordance with the clearing agreement, Pershing carries the client accounts and maintains all related books and records as are customarily kept by a clearing firm. The customers' funds and securities are protected to limits provided by the Securities Investor Protection Corporation (SIPC).

## (2) Summary of Significant Accounting Policies

### *(a) Estimates*

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

### *(b) Cash Equivalents*

The Company considers cash with clearing broker and all highly liquid debt instruments with original maturities of 90 days or less from date of purchase as cash equivalents. For purposes of the statements of cash flows, cash and cash equivalents include cash with clearing broker.

### *(c) Securities Owned*

Securities owned are recorded at fair value in accordance with Accounting Standards Codification (ASC) 820-10 Fair Value Measurements. The unrealized gains or losses are recognized in earnings.

Securities transactions in regular-way trades are recorded on trade date. Gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities and transactions are reported on a settlement-date basis.

### *(d) Property and Equipment, Net*

Property and equipment include furniture, computer software and equipment, and leasehold improvements, and are recorded at cost less accumulated depreciation and amortization. Additions and improvements are capitalized.

### (e) *Government and Other Regulation*

The Company's business is subject to significant regulation by various governmental and self-regulatory organizations. Such regulations include, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with applicable requirements of these organizations.

### (f) *Income Taxes*

The Company files consolidated federal and Florida income tax returns with the Bank. The Company calculates its income tax expense or benefit and settles the current amount payable to or receivable from the Bank as if it files a separate tax return. Also, the Company files separate New York State and New York City income tax returns. During 2014, the Internal Revenue Service concluded its examination of the Bank's federal consolidated income tax return for the years ended December 31, 2009, 2010, and 2011. There were no material tax adjustments to the Company. During 2014, the Florida Department of Revenue began conducting an examination of the Bank's Florida consolidated corporate income tax returns for the years ended December 31st, 2008, 2009, 2010, and 2011. The Company does not anticipate that any material tax adjustments will be proposed by the Florida Department of Revenue as a result of its examination. In addition, the Company is no longer subject to federal or state examinations for years prior to 2008 due to the expiration of regulatory statutes.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. It was determined that there were no material uncertainty tax positions that are more likely than not to be sustained as of December 31, 2014.

### (g) *Fair Value Measurements*

The Company follows the provisions included in Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements*, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statement on a recurring basis. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the

measurement date. ASC Topic 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements (note 4).

*(h)* ***Fair Value Option***

Under the Fair Value Option Subsections of ASC Subtopic 825-10, *Financial Instruments – Overall*, the Company has the irrevocable option to report most financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with changes in fair value reported earnings. The Company did not apply the provisions of ACT Subtopic 825-10 to any instruments for the years ended December 31, 2014.

*(i)* ***Recently Issued Accounting Standards***

In July 2013, the Financial Accounting Standards Board (FASB) issued ASU 2013-11, *Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.* ASU 2013-11 requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. The new standard is to be applied prospectively but retrospective application is permitted. The Company will implement the provisions of ASU 2013-11 as of January 1, 2015. The adoption will not have a material impact on its statement of operations.

**(3) Qualified Securities (Segregated under Federal Regulations)**

Rule 15c3-3 under the Securities Exchange Act of 1934 specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Amounts to be maintained, if any, are computed in accordance with a formula defined in the Rule. At December 31, 2014, ESFS had qualified securities (U.S. government securities) with a fair value of $5,999,255 in a special reserve account (note 4).

**(4) Securities Owned (Segregated under Federal and Other Regulations)**

The estimated fair value of securities owned at December 31, 2014 as follows:

| | 2014 |
|---|---|
| U.S. government securities | $ 5,999,255 |

FASB ASC Topic 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by

FASB ASC Topic 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that are accessible at the measurement date.
- Level 2 inputs are from other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted market prices of similar assets or liabilities in active markets, or quoted market prices for identical or similar assets or liabilities in markets that are not active).
- Level 3 inputs are unobservable (e.g., a company's own data) and should be used to measure fair value to the extent that observable inputs are not available.

The Company has assets (U.S. government securities) measured at fair value on a recurring basis that are level 2 of $5,999,255 at December 31, 2014.

The Company values its U.S. government securities following a market approach technique based on quoted prices from secondary markets of U.S. government securities traded among dealers. Market quotes are obtained from an independent securities' pricing service company.

## (5) Property and Equipment, Net

Property and equipment, net, consists of the following at December 31, 2014:

| | | 2014 | Estimated useful lives (in years) |
|---|---|---|---|
| Equipment and software | $ | 360,892 | 3 – 8 |
| Furniture | | 144,214 | 3 – 8 |
| Leasehold improvements | | 219,895 | 5 – 20 |
| | | 725,001 | |
| Accumulated depreciation and amortization | | (568,645) | |
| | $ | 156,356 | |

**(6) Receivable From and Payable to Broker-Dealers and Clearing Organizations**

Amounts receivable from correspondent broker-dealer and payable to clearing organizations are included in other assets and accrued expenses and other liabilities, respectively, in the accompanying statement of financial condition for the year ended December 31, 2014:

| | | 2014 |
|---|---|---|
| Receivable: | | |
| Correspondent broker-dealer | $ | 8,330 |
| | $ | 8,330 |
| Payable: | | |
| Clearing organizations | $ | 4,000 |
| | $ | 4,000 |

Correspondent broker-dealers execute, clear and custody transactions for the Company. Transactions pending settlement and fees for these correspondents are included in other assets and accrued expenses and other liabilities.

**(7) Related-Party Transactions**

The Bank extends credits to the Company's customers, subject to various regulatory and internal requirements, collateralized by securities in the customers' brokerage accounts. The bank earns interest income from these loans.

On January 6, 2009, as amended on December 2, 2011, the Company entered into an Administrative Service and Expense Sharing Agreement and certain other Brokerage Services Agreements (collectively, the Agreements) with Banco Espirito Santo de Investimento, S.A., New York Branch (BESI NY). Per these Agreements, the Company agreed to provide brokerage services to certain branches and subsidiaries of Banco Espirito Santo de Investimento, S.A (BESI). In consideration for the brokerage services, the Company has requested that BESI NY provide certain services to the Company's New York branch and office of supervisory jurisdiction, share certain expenses, furnish the use of certain BESI NY personnel as set forth in the Agreements.

On February 3, 2011, as amended on November 2, 2012, the Company entered into a Broker Services Agreement with Execution Noble Limited (ENL), a broker-dealer registered with the United Kingdom Financial Services Authorities located in London, England. Per the agreement, the Company agrees to act as a U.S. broker-dealer pursuant to Paragraph (a)(3) of Rule 15a-6 of the Securities Exchange Act of 1934 with respect to transactions in non-U.S. securities for U.S. major institutional investors that agree to become customers of ESFS.

On March 6, 2006, as amended on January 1, 2014, the Company entered into a Networking Agreement with the Bank. Per this agreement, the Company will pay the Bank a monthly management fee in consideration for certain support services provided by the Bank such as

administrative, technological, finance, AML/account opening, human resources and Wealth Management staff.

On August 21, 2014, the Agreement with ENL was cancelled and on September 12, 2014 the Agreements with BESI NY were cancelled.

Included in the statement of financial condition are amounts due from/to related parties as follows:

| | | 2014 |
|---|---|---|
| Assets: | | |
| Cash and cash equivalents | $ | 398,781 |
| Income tax receivable from Espirito Santo Bank | | 8,010 |
| Liabilities and stockholder's equity: | | |
| Subordinated debt | $ | 2,000,000 |
| Accounts payable for legal services | | 194,900 |

## (8) Commitments

The Company leases office premises under a noncancelable operating lease agreement with a related party, which expires in February 2019. Future minimum payments under this lease as of December 31, 2014 are as follows:

| Year ending December 31: | | |
|---|---|---|
| 2015 | $ | 84,993 |
| 2016 | | 87,543 |
| 2017 | | 90,169 |
| 2018 | | 92,874 |
| 2019 | | 15,555 |
| | $ | 371,134 |

## (9) Regulatory and Legal Matters

Potential Claims Related to Foreign Affiliate

On December 23, 2013, the Company submitted a report to FINRA under FINRA Rule 4530 in which the Company identified potential irregularities relating to a securities brokerage account held by the Company for a foreign affiliate of the Company. The potential irregularities only relate to activity within this account. During 2014, the SEC and FINRA began an investigation into this matter which has not been concluded. During 2014, the SEC requested information regarding this matter from the Company and the Bank through several subpoenas, and also requested appearances from certain former and current employees of the Company.

Claims Related to Commercial Paper issued by Espírito Santo Financière S.A.

On September 18, 2014, a customer of the Company filed a complaint in the United States District Court for the Southern District of Florida against the Company, the Bank and others. The matter

relates to the customer's purchase of $37,500,000 in commercial paper issued by Espírito Santo Financière S.A. ("ESFIL"), an affiliate of the Company. The commercial paper was purchased through the Company. The complaint alleged that the defendants failed to conduct appropriate due diligence on the ESFIL commercial paper prior to the customer's investment and failed to disclose the risks of the investment. The customer was seeking recovery of damages, together with interest, costs and attorney's fees, as well as the return of fees paid.

On November 20, 2014, the Company filed a motion to compel arbitration and dismiss the case. Following discussions, the parties entered into a stipulation to arbitrate. As part of the stipulation, the parties agreed to voluntarily dismiss the case and to proceed with arbitration to be conducted by FINRA. The court entered the order of voluntary dismissal on January 28, 2015. As a result of the order, the claims in the case were dismissed against all parties without prejudice. On March 30, 2015, the customer filed its statement of claim with FINRA.

On November 5, 2014, another customer of the Company filed a complaint in the United States District Court for the Southern District of Florida against the Bank. This matter relates to the purchase by the customer of $500,000 in commercial paper issued by ESFIL. The commercial paper was purchased by the customer through ESFS. The complaint alleges that the Bank failed to conduct appropriate due diligence on the ESFIL commercial paper prior to customer's investment and failed to comply with instructions to invest funds into a deposit account with the Bank. The customer is seeking triple damages, together with interest, costs and attorney's fees. The Bank has filed a motion to compel arbitration and dismiss the case. The customer filed a memorandum in opposition to the Bank's motion. On March 30, 2015, the court denied the motion to compel arbitration. The matter is currently pending.

During 2014, two additional customers of the Company asserted claims against the Company relating to their purchase of commercial paper issued by ESFIL. The claims relate to the purchase by the customers of 6,000,000 U.S. dollar and 500,000 euro, in commercial paper issued by ESFIL. Neither of these customers has commenced any legal proceeding against the Company or the Bank.

The SEC and FINRA are currently reviewing these matters.

Consent Order with the FDIC and OFR

On August 8, 2014, the Bank agreed to a Consent Order with the Federal Deposit Insurance Corporation (FDIC) and the Florida Office of Financial Regulation (OFR). The Order requires the Bank to develop, adopt and comply with a plan for the disposition of the Bank by way of sale or merger of the Bank into an insured depository institution or a liquidation of the Bank. The Company is a wholly owned subsidiary of the Bank and is included in the plan that has been adopted by the Bank pursuant to the Order. Pursuant to the Order, the Bank is currently seeking to complete a sale of the Bank. On March 6, 2015, the Bank agreed to another consent order with the FDIC related to Bank Secrecy Act (BSA)/Anti-Money Laundering (AML).

Other Matters

The Company is subject to other claims and legal proceedings in the ordinary course of its business. The Company does not expect that any of these claims and legal proceedings will have a material effect on the Company.

**(10) Subordinated Debt**

The subordinated debt at December 31, 2014 represents a note with the Bank. On July 2, 2012, the Company and the Bank amended the subordinated debt agreement to extend the maturity date until July 2, 2016 (previously, July 2, 2013) and to change the interest rate charged from the federal funds rate to the six-month LIBOR. The six-month LIBOR at December 31, 2014 was 0.33%.

The subordinated debt is included in computing net capital under the SEC Uniform Net Capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

**(11) Employee Benefit Plan**

The Bank has a 401(k) benefit plan (the Plan) covering substantially all of the Company's employees. The Company matches 100% of each participant's contribution up to a maximum of 10% of annual salary. All contributions made by the Company to the participants' accounts vest incrementally in the second year through completion of the sixth year of employment.

**(12) Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15.00 to 1.00. At December 31, 2014, the Company had net capital of approximately $8,594,000, which is approximately $8,344,000, in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2014 is 0.07 to 1.00.

**(13) Financial Instruments with Credit Risk**

In the normal course of its business, the Company enters into transactions involving financial instruments. These financial instruments include elements of market risk in excess of the amounts recognized in the statement of financial condition. In addition, risks arise from the possible inability of counterparties to meet the terms of their contracts.

In the normal course of business, the Company enters into securities transactions with other broker-dealers and customers, which can result in concentrations of credit risk if these entities fail to perform under these transactions. To mitigate this credit risk, the Company has established procedures to monitor its outstanding transactions with, and balance due from, these broker-dealers and customers.

The Company may be required, in the event of the nondelivery of customers' securities owed to the Company by other broker-dealers or by its customers, to purchase the securities in the open market.

Purchases at costs exceeding the amount owed may result in losses not reflected in the accompanying financial statement.

## (14) Income Taxes

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2014 is presented below:

| | | 2014 |
|---|---|---|
| Deferred tax asset: | | |
| Net operating losses | $ | 635,277 |
| Accrued expenses | | 4,864 |
| Property and equipment, net | | 18,275 |
| Total gross deferred tax asset | | 658,416 |
| Valuation allowance | | (658,416) |
| Net deferred tax asset | $ | — |

There was a valuation allowance of $658,416 recorded against deferred tax assets as of December 31, 2014. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

## (15) Subsequent Events

The Company has evaluated subsequent events from the date of the statement of financial condition through April 9, 2015, the date at which the financial statements were issued, and determined that there are no other items to disclose.